June 27, 2016

VIA EDGAR AND EMAIL
Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Vector Group Ltd.
Registration Statement on Form S-4
Filed June 1, 2016
File No. 333-211755
Dear Mr. Dobbie:
This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 22, 2016, concerning the Registration Statement on Form S-4 (the “Registration Statement”) of Vector Group Ltd. (the “Company”).
The following is the Company’s response to the Comment Letter. To facilitate the Staff’s review, we have included in this letter the comment in bold text and have provided the Company’s response immediately following the comment. The Company believes that no revisions to the Registration Statement are necessary at this time.

1.
We note you have outstanding comments related to your Form 8-K furnished on April 28, 2016. Please note that all comments on your Form 8-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of this Form S-4.

Company Response:
The Company acknowledges receipt of the Staff’s comment to its Form 8-K furnished on April 28, 2016 and respectfully advises the Staff that on June 27, 2016, the Company submitted a response letter to the Staff’s comment. The Company acknowledges that all comments on its Form 8-K must be resolved before the Staff will act on a request for acceleration of the effectiveness of the Form S-4.

* * * * * *
In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (305) 579-8026 or Jay Clayton of Sullivan & Cromwell LLP at (212) 558-3445.

Very truly yours,
Vector Group Ltd.
By: /s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Senior Vice President, Chief Financial Officer and
Treasurer

cc:    Jay Clayton
Sullivan & Cromwell LLP